Campbell Resources Inc.
PRESS RELEASE
FOR IMMEDIATE RELEASE
Campbell Resources Announces Fiscal 2007 Financial Results
Achievements in 2007 Establish Solid Base for Growth
Montreal, March 27, 2008 — Campbell Resources Inc. (the “Company”) (“Campbell”) (TSX: CCH, OTC Bulletin Board: CBLRF) today announced financial results for the year ended December 31, 2007. During and subsequent to the period, the Company realized a number of significant achievements, including:
Corporate
•	Executed, along with subsidiaries GéoNova and MSV Resources Inc. (“MSV”), its obligations pursuant to the Plans of Arrangement with creditors and exited from protection under the Companies’ Creditors Arrangement Act (“CCAA”). An extension of CCAA protection was granted by the Court for subsidiary Meston Resources.

•	Sold the Eastmain Mine property for $4.1 million pursuant to the Company’s obligations under the Plan of Arrangement.

•	Sold the Chevrier property for $1.5 million.

•	Raised $16.1 million in convertible debt and equity, including:
•	$7.0 million in flow-through shares and $4.0 million in guaranteed convertible debentures to complete development of the high-grade Corner Bay copper deposit;

•	$3.0 million in flow-through shares for its exploration program;

•	$2.1 million in convertible demand debenture, pursuant to MSV’s obligations under the Plan of Arrangement.
Mining and Development
•	Awarded the contract for Corner Bay development to CMAC-Thyssen, who began mine development in May.

•	Began development and shipment of Corner Bay ore to the Copper Rand Mill in early March 2008.

•	Implemented the Alimak mining system to increase ore production and improve ground conditions at the Copper Rand Mine.

•	Increased throughput at the Copper Rand Mill by 69% over 2006 to 261,650 tons of ore.

•	Received the final permits from the Quebec Ministry of Environment to allow mining of the Merrill Pit in line with the Company’s strategy of developing satellite deposits to provide additional feed for the Copper Rand Mill.

•	Began production at the Merrill Pit in October 2007.

•	Placed the Joe Mann Mine on care and maintenance in September 2007 and in discussions as to its potential sale.

•	Increased total metal production over 2006 as follows: copper by 34%, silver by 18%.

•	Commissioned the paste backfill plant and completed the back filling of mined-out areas to stabilize ground conditions at the Copper Rand Mine.

“Fiscal 2007 was a very important year for Campbell, during which we implemented a number of changes in our operations and brought new assets on stream, all of which created a solid base for future growth,” said André Fortier, Campbell’s President and Chief Executive Officer. “As we enter 2008, Campbell now has three operations in production, in line with our strategy to increase throughput at the Copper Rand mill, which is now operating on a five day per week schedule. We have increased the number of producing faces at the Copper Rand Mine from one to three, with more to come in 2008 and 2009; we are ramping up production of higher grade ore at Corner Bay and expect to reach the main ore zone in the second quarter; and the Merrill Pit has performed well, with higher grade areas targeted for production this year. These positive developments point toward substantially higher production levels, more competitive costs per ton and significantly improved financial performance in 2008.”
Operating Performance
Copper Rand Mine
Ore production at the Copper Rand Mine increased by 69% during 2007 to 129,161 tons grading 1.69% copper, 0.046 oz/t gold and 0.144 oz/t silver. This compares with 76,250 tons of ore produced in 2006, grading 2.19% copper, 0.058 oz/t gold and 0.168 oz/t silver. The increase in tonnage mined during 2007 resulted primarily from the implementation of the Alimak mining system during the year which allowed multiple mining faces to be in production simultaneously, the deployment of additional crews to develop and mine those additional faces, and improved access resulting from development of a new ramp.
As a result, copper, gold and silver production increased during 2007, rising to 4,218,709 pounds of copper, 4,796 ounces of gold and 11,364 ounces of silver, compared with 3,275,246 pounds of copper, 3,716 ounces of gold and 8,822 ounces of silver in 2006.
Joe Mann Mine
The Joe Mann Mine mined out the developed material and ceased operations in September 2007. A total of 67,292 tons of ore were mined, producing 281,361 pounds of copper, 10,092 ounces of gold and 6,196 ounces of silver. The mine was in full production throughout 2006 when 80,639 tons of ore were mined, producing 439,778 pounds of copper, 14,146 ounces of gold and 9,322 ounces of silver.
Merrill Pit
The Merrill Pit contributed a total of 65,197 tons of ore grading 0.39% copper, 0.010 oz/ton gold and 0.096 oz/ton silver during the fourth quarter of 2007. Recoveries for the year were 91.44% for copper, 69.34% for gold and 61.20% for silver.
Financial Results
The Copper Rand Mine began commercial production on January 1, 2007. Prior to that date, net metal sales from Copper Rand were applied against development costs. Production at the Joe Mann Mine ceased in September, 2007. In 2006, Joe Mann was the Company’s only mine that had achieved commercial production. Mining at the Merrill Pit began in October, 2007.
For 2007, Campbell recorded a net loss of $19.0 million, or $0.05 per share, compared with a net loss of $41.2 million, or $0.27 per share in 2006. The net loss in 2006 included a write-down of the carrying value of the Copper Rand Mine by $23.7 million and the write-down of the Joe Mann Mine to $1.3 million. No project write-downs were taken in 2007.

Gross metal sales totalled $26.8 million in 2007 compared to $11.9 million in 2006 ($15.9 million of gross metal sales of Copper Rand were applied against development costs in 2006). The net decrease of $1.0 million is primarily due to:
•	The 17% reduction in ore tonnage combined with a 13% reduction in gold grade from 0.207 oz/t in 2006 to 0.181 oz/t at Joe Mann in 2007.

•	A 23% reduction in average copper grade at Copper Rand from 2.19% in 2006 to 1.69% in 2007.

•	A decrease in the average selling price per pound of copper, from $3.72 ($3.29 US) in 2006 to $3.35 ($3.37 US) in 2007.

•	The strength of the Canadian dollar vis-à-vis the US dollar had a major impact on revenue.
In 2007, production costs increased by $24.4 million to $38.3 million, up $13.9 million from 2006. The bulk of the increase is due to the fact that $16.0 million in production costs at Copper Rand were capitalized during 2006 as the mine had not yet achieved commercial production. The remaining $8.4 million is primarily due to the following activities at Copper Rand: the implementation of the Alimak mining system, additional development undertaken to access additional mining zones, commissioning of the backfill plant and backfilling of all mined open stopes, increased maintenance expenses, re-initiation of a definition drilling program, and rehabilitation costs incurred following a rock fall in the main ramp at the end of February, 2007.
Outlook
Copper Rand Mine
The Company continues to make good progress at the Copper Rand Mine. The introduction of the Alimak mining method as well as other initiatives to diversify the sources of ore at the mine have resulted in a constant increase in production output in recent months. In the second half of 2007, output reached 82,462 tons, compared to 76,250 tons for all of 2006 and 46,699 tons in the first half of 2007. Total production for the first two months of 2008 has already reached 33,000 tons with the addition of two new production areas, which brings the total number of production areas to three. A fourth zone should be in production in the second quarter of 2008 with two new zones available for the end of 2008 and in the first half of 2009. The Company should be able to maintain increased production in the coming months.
Corner Bay
In February, 2008, the Company announced that it had successfully mitigated groundwater inflow at Corner Bay, and that shipments to the Copper Rand Mill of development ore from the 55 and 75 metre levels had begun. Underground services had also been completed, including the escapeway and vent raise. Development to the 100 metre level continues to progress well, and mining of the initial 42,000 tonne bulk sample with an average grade of 3.7% copper is expected to begin in the second quarter.
At a 3% Cu cut-off, Corner Bay has measured and indicated resources of 446,000 tonnes averaging 5.58% Cu (181,000 @ 5.07% Cu measured and 265,000 @ 5.93% Cu indicated); inferred resources total 1,441,000 tonnes averaging 6.76% Cu.
Merrill Pit
Production at the Merrill Pit began in the fourth quarter of 2007. To date, 108,920 tons of ore, grading an average of 0.39% copper and 0.009 ounces of gold per ton, have been milled. A stockpile of 65,000 tons of ore has already been blasted and is available at the Pit. Production should continue throughout 2008 while targeting zones to increase milled grades to 0.50% copper.
In addition, the Company continues to evaluate opportunities to acquire and bring into production additional assets in the prolific Chibougamau mining camp to further its plan of maximizing throughput at the Copper Rand Mill.

About Campbell Resources Limited
Campbell Resources Limited is a mining company focusing mainly in the Chibougamau region of Québec, holding interests in gold and gold-copper exploration and mining properties. The Company’s shares trade on the Toronto Stock Exchange under the ticker symbol CCH.
Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.
For more information:

Campbell Resources Inc.	Renmark Financial Communications Inc.
André Fortier, President and Chief Executive Officer	Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037	Julien Ouimet, jouimet@renmarkfinancial.com
Fax: 514-875-9764	Tel.: 514-939-3989
afortier@campbellresources.com	Fax: 514-939-3717
www.renmarkfinancial.com

Consolidated statements of operations
years ended December 31
(expressed in thousands of Canadian dollars except per share amounts)

	2007	2006	2005
	$	$	$

Gross metal sales	26,792	11,925	19,915
Treatment charges	3,749	1,006	1,641

Net metal sales	23,043	10,919	18,274

Expenses
Operating	38,260	13,897	16,346
Amortization of property, plant and equipment	3,042	2,743	4,675
Write-down of properties	—	25,001	18,512
General administration	3,473	2,945	2,716
Stock-based compensation expense	336	496	—
CCAA and reorganization costs	779	6,511	972
Exploration	—	(159)	854
Care and maintenance	175	146	345

	46,065	51,580	44,420

Loss before the following items	23,022	40,661	26,146

Interest on short-term loan	312	501	392
Interest and financial expenses on long-term debt	1,770	692	770
Interest income	(151)	(173)	(900)
Amortization of deferred charges related to the sale of the royalty	—	—	1,851

Loss from operations	24,953	41,681	28,259

Other (income) expense
Foreign exchange (gain) loss	(1,217)	31	(334)
Other income	(4,748)	(552)	(3,577)

	(5,965)	(521)	(3,911)

Loss before taxes	18,988	41,160	24,348

Income and mining tax expense	—	35	82

Net loss	18,988	41,195	24,430

Weighted average number of common shares (000)	394,131	150,562	107,925

Basic and fully diluted loss per share	0.05	0.27	0.23

Consolidated statements of comprehensive loss, contributed surplus and deficit years ended December 31
(expressed in thousands of Canadian dollars)

	2007	2006	2005
	$	$	$

Comprehensive loss

Net loss	18,988	41,195	24,430
Other comprehensive loss, net of tax:

Unrealized losses on available-for-sale investments arising during the period	199	—	—
Reclassification adjustment for gains and losses included in net income	(190)	—	—

Other comprehensive loss	9	—	—

Comprehensive loss	18,997	41,195	24,430

Contributed surplus

Balance, beginning of year	1,996	1,404	1,101
Warrants and options expired and cancelled during the year	2,113	132	303
Conversion rights expired	—	460	—

Balance, end of year	4,109	1,996	1,404

Deficit

Balance, beginning of year, as previously reported	84,825	43,630	19,200
Financial instruments — Recognition and measurement	227	—	—

Restated balance, beginning of year	85,052	43,630	19,200

Net loss	18,988	41,195	24,430

Balance, end of year	104,040	84,825	43,630

Consolidated balance sheets
as at December 31
(expressed in thousands of Canadian dollars)

	2007	2006
	$	$
Assets
Current assets
Cash	474	1,964
Restricted cash	1,113	2,784
Short-term investments	33	792
Restricted deposits and exchange agreements	—	50,000
Receivables	3,066	1,591
Settlements receivable	739	5,413
Production inventories	1,218	401
Supply inventories	2,882	3,844
Prepaids	408	1,194

	9,933	67,983
Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust	3,028	2,826
Restricted cash	1,158	1,158
Future income tax assets	1,317	1,484
Property, plant and equipment	45,017	37,135
Accrued benefit asset	4,897	4,427
Deferred charges and other assets	—	129

	65,350	115,142

Liabilities
Current liabilities
Short-term loans	1,996	3,891
Accounts payable	15,411	13,973
Accrued liabilities	5,954	5,475
Prepayments for concentrate inventory shipped	965	—
Current portion of long-term debt	18,337	65,287

	42,663	88,626

Asset retirement obligations	7,396	7,804
Long-term debt	2,688	70
Future income and mining tax liabilities	6,472	6,636

	59,219	103,136

Shareholders’ equity
Capital stock	96,639	85,572
Warrants, stock options and conversion rights	9,432	9,263
Contributed surplus	4,109	1,996

Deficit	(104,040)	(84,825)
Accumulated other comprehensive loss	(9)	—

	(104,049)	(84,825)

	6,131	12,006

	65,350	115,142

Consolidated statements of cash flows
years ended December 31
(expressed in thousands of Canadian dollars)

	2007	2006	2005
	$	$	$

Operating activities
Net loss	(18,988)	(41,195)	(24,430)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	3,042	2,743	4,675
Write-down of properties	—	25,001	18,512
Deferred royalty amortization	—	—	(2,860)
Gain on sale of property, plant and equipment	(4,714)	(1)	(4)
Gain on repurchase of royalty	—	—	(1,571)
Loss (gain) on sale of short-term investments	384	(262)	—
Asset retirement accretion expense, net of the share assumed by the Restoration Fiduciary Trust	489	252	258
Amortization of deferred charges and other assets	129	442	2,248
Amortization of conversion right on long-term debt	—	191	202
Accretion of long-term debt	491	—	—
Stock-based compensation expense	336	496	—
Deferred interest accrued on long-term debt	1,089	53	51
Excess of amount paid over pension plan costs	(49)	(42)	(354)
Share purchase plan	—	—	12
Shares and warrants issued for payment of services	295	4,476	—
Other	(102)	(196)	(23)
Changes in non-cash operating working capital items	12,593	2,263	2,536

Cash used for operating activities	(5,005)	(5,779)	(748)

Financing activities
(Decrease) increase in short-term loan	(1,896)	(2,715)	3,920
Increase (decrease) in long-term debt	6,582	(3 944)	(8)
Issuance of capital stock	11,279	16,435	25
Future mining taxes	3	1,748	51
Share issue costs	(752)	(1,478)	(3)
Warrants issued as part of placements	—	2,262	—

Cash provided by financing activities	15,216	12,308	3,985

Investing activities
Restricted cash	(4,810)	(2,784)	—
Acquisition of short-term investments	(20)	(12)	—
Investment in shares	—	515	—
Increase in property, plant and equipment	(13,226)	(4,674)	(2,696)
Proceeds on sale of short-term investments	1,985	363	—
Proceeds on sale of property, plant and equipment	4,370	515	40
Amount paid in excess of the pension plan costs capitalized to property, plant and equipment	—	(260)	—

Cash used in investing activities	(11,701)	(6,337)	(2,656)

(Decrease) increase in cash	(1,490)	192	581
Cash, beginning of year	1,964	1,772	1,191

Cash, end of year	474	1,964	1,772